KWESST MICRO SYSTEMS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Three and nine months ended June 30, 2024

(Expressed in Canadian Dollars)

KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2024

All references in this management's discussion and analysis (the "MD&A") to "KWESST", "we", "us", "our", and the "Company" refer to KWESST Micro Systems Inc. and its subsidiaries as at June 30, 2024. This MD&A has been prepared with an effective date of August 14, 2024.

This MD&A should be read in conjunction with our unaudited condensed consolidated interim financial statements for the three and nine months ended June 30, 2024 ("Q3 Fiscal 2024 FS") and the annual audited consolidated financial statements and related notes for the year ended September 30, 2023 ("Fiscal 2023 FS"). The financial information presented in this MD&A is derived from these unaudited condensed consolidated interim financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A contains forward-looking statements that involves risk, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and our future plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward-looking statements. See "Forward-Looking Statements".

All references to $ or dollar amounts in this MD&A are to Canadian currency unless otherwise indicated.

Additional information, including press releases, relating to KWESST is available for view on SEDAR at www.sedar.com.

NON-IFRS MEASURES

In this MD&A, we have presented earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA that has been adjusted for the removal of share-based compensation, foreign exchange loss (gain), change in fair value of derivative liabilities, and any one-time, irregular and nonrecurring items ("Adjusted EBITDA") to provide readers with a supplemental measure of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also uses non-IFRS measures, in addition to IFRS financial measures, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes, and to evaluate our financial performance. We believe that these non-IFRS financial measures enable us to identify underlying trends in our business that could otherwise be hidden by the effect of certain expenses that we exclude in the calculations of the non-IFRS financial measures.

Accordingly, we believe that these non-IFRS financial measures reflect our ongoing business in a manner that allows for meaningful comparisons and analysis in the business and provides useful information to investors and securities analysts, and other interested parties in understanding and evaluating our operating results, enhancing their overall understanding of our past performance and future prospects.

We caution readers that these non-IFRS financial measures do not replace the presentation of our IFRS financial results and should only be used as a supplement to, not as a substitute for, our financial results presented in accordance with IFRS. There are limitations in the use of non-IFRS measures because they do not include all the expenses that must be included under IFRS as well as they involve the exercise of judgment concerning exclusions of items from the comparable non-IFRS financial measure. Furthermore, other peers may use other non-IFRS measures to evaluate their performance, or may calculate non-IFRS measures differently, all of which could reduce the usefulness of our non-IFRS financial measures as tools for comparison.

GOING CONCERN

As an early-stage company, we have not yet reached commercial production for most of our products and have incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities. KWESST's Q3 Fiscal 2024 FS have been prepared on the "going concern" basis which presumes that KWESST will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Our ability to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business is dependent upon closing timely additional sales orders, timely commercial launch of new products, and the ability to raise additional debt or equity financing, when required. There are various risks and uncertainties affecting our future financial position and our performance. Refer to Note 2(a) of the Q3 Fiscal 2024 FS for further information.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2024

TRADEMARKS

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This MD&A also contains additional trademarks, trade names and service marks belonging to other companies. Solely for convenience, trademarks, trade names and service marks referred to in this MD&A may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements" and "forward-looking information" within the meaning of applicable Canadian and United States securities laws (together, "forward-looking statements"). Such forward-looking statements include, but are not limited to, information with respect to our objectives and our strategies to achieve these objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purposes of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes.

Forward-looking statements relating to us include, among other things, statements relating to:

  our expectations regarding our business, financial condition and results of operations;
  the future state of the legislative and regulatory regimes, both domestic and foreign, in which we conduct business and may conduct business in the future;
  our expansion into domestic and international markets;
  our ability to attract customers and clients;
  our marketing and business plans and short-term objectives;
  our ability to obtain and retain the licenses and personnel we require to undertake our business;
  our ability to deliver under contracts with customers;
  anticipated revenue from professional service contracts with customers;
  our strategic relationships with third parties;
  our anticipated trends and challenges in the markets in which we operate;
  governance of us as a public company; and
  expectations regarding future developments of products and our ability to bring these products to market.

Forward-looking statements are based upon a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the following risk factors, some of which are discussed in greater detail under the section "Risk Factors" in our Annual Report on Form 20-F dated January 17, 2024:

  limited operating history;
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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2024
  failure to realize growth strategy;
  failure to complete transactions or realize anticipated benefits;
  reliance on key personnel;
  regulatory compliance;
  competition;
  changes in laws, regulations and guidelines;
  demand for our products;
  fluctuating prices of raw materials;
  pricing for products;
  ability to supply sufficient product;
  potential cancellation or loss of customer contracts if we are unable to meet contract performance requirements;
  expansion to other jurisdictions;
  damage to our reputation;
  operating risk and insurance coverage;
  negative operating cash flow;
  management of growth;
  product liability;
  product recalls;
  environmental regulations and risks;
  ownership and protection of intellectual property;
  constraints on marketing products;
  reliance on management;
  fraudulent or illegal activity by our employees, contractors and consultants;
  breaches of security at our facilities or in respect of electronic documents and data storage and risks related to breaches of applicable privacy laws;
  government regulations regarding public or employee health and safety regulations, including public health measures in the event of pandemics or epidemics;
  regulatory or agency proceedings, investigations and audits;
  additional capital requirements to support our operations and growth plans, leading to further dilution to shareholders;
  the terms of additional capital raises;
  conflicts of interest;
  litigation;
  risks related to United States' and other international activities, including regional conflicts that may impact our operations;
  risks related to security clearances;
  risks relating to the ownership of our securities, such as potential extreme volatility in the price of our securities;
  risks related to our foreign private issuer status;
  risks related to our emerging growth status; and
  risks related to our failure to meet the continued listing requirements of the Nasdaq Capital Market ("Nasdaq").

Although the forward-looking statements contained herein are based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking statements. Certain assumptions were made in preparing the forward-looking statements concerning availability of capital resources, business performance, market conditions and customer demand.

Consequently, all the forward-looking statements contained herein are qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking statements contained herein are provided as of the date hereof, and we do not undertake to update or amend such forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by applicable law.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2024

BUSINESS OVERVIEW

Corporate Information

We are a Canadian corporation incorporated on November 28, 2017, under the laws of the Province of British Columbia. Our registered office is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, Canada and our corporate office is located at Unit 1, 155 Terrence Matthews Crescent, Ottawa, Ontario, Canada. We have representative offices in the following foreign locations: Washington DC (United States), London (United Kingdom), and Abu Dhabi (United Arab Emirates).

KWESST Micro Systems Inc. is an early-stage technology company that develops and commercializes next-generation tactical systems for military and security forces and public safety markets.

Our product development has focused on three niche market segments as follows:

Our core mission is to protect and save lives.  At Fiscal Year-End 2023, we began to group our offerings for commercialization purposes into Military and Public Safety missions, as shown on our web site at www.kwesst.com

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2024

KWESST's Military offerings are comprised of:

  Digitization: real-time data sharing at the tactical level, including integration with Battlefield Management Applications (BMS) including ATAK and TAK.
  Digitized firing platforms ("Digital Fires" or "Joint Fires").
  Battlefield Laser Detection Systems ("BLDS").
  Digitized Electro Magnetic Spectrum Operations ("EMSO").

KWESST's Public Safety offerings are comprised of:

  KWESST Lightning:  leverages the Company's military digitization technology to provide responders to any type of incident with instant onboarding to the mission and TAK-enabled real-time situational awareness software as a service (SaaS). The Company is currently engaging in trials and pilots of the product as it continues development towards the commercial release that is currently expected to be available early in calendar 2025.
  Non-Lethal Munitions Systems
  PARA OPSTM, a next-generation non-lethal system just being introduced to market now.
  ARWENTM 37mm system, plus a new 40mm munition.

Strategy

Our strategy is to pursue and win large defense contracts for multi-year revenue visibility with prime defense contractors for next-generation situational awareness, with a particular focus on ATAK applications that can be leveraged to address similar requirements in the Public Safety Market complemented by our proprietary ARWEN and PARA OPSTM  non-lethal products, where it is possible to drive sales and where the sales cycle is typically shorter than the more programmatic defense market.

Major Highlights - Quarter ended June 30, 2024 ("Q3 Fiscal 2024")

The following is a summary of the major highlights that occurred during the quarter ended Q3 Fiscal 2024:

  On April 3, we announced that the Company intends to offer to sell common shares (and/or pre-funded warrants ("Pre-funded Warrants") in lieu thereof) in an underwritten United States public offering.

  On April 4, we announced the pricing of its underwritten public offering of 1,538,500 common shares (or pre-funded warrants ("Pre-funded Warrants") in lieu thereof) at a public offering price of US$0.65 per share, for gross proceeds of approximately US$1,000,000, before deducting underwriting discounts, commissions and offering expenses.

  On April 9, we announced the closing of the previously announced underwritten public offering of 735,000 common shares and 803,500 pre-funded warrants with an exercise price of $0.001 ("Pre-funded Warrants") at a public offering price of US$0.65 per share and US$0.649 per Pre-funded Warrant, less the underwriting discount.

  On April 30, we provided a corporate update ahead of our fiscal Q2 result, highlighting status of our military digitization contracts through 2028, an MOU signed with the University of Ottawa to hire software coding graduates, work with a large Canadian police agency as first adopter of KWESST LightningTM in advance of full market release, ARWEN scaling to multiples of historical revenue and, major agencies continue evaluations of PARA OPS.

  On May 17, we announced that it has been awarded a contract with its teaming partner CounterCrisis Tech ("CCT") for a proof of concept project (the "Project") to provide a situational awareness app in support of Canadian Red Cross ("CRC") emergency and disaster relief operations.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2024

  On May 20, we announced today that the Company received written notification from The Nasdaq Stock Market LLC ("Nasdaq") on May 16, 2024, indicating that the Company is not in compliance with the minimum bid price requirement set forth in the Nasdaq rules for continued listing on Nasdaq, which requires listed securities to maintain a minimum bid price of US$1.00 per share.

  On June 10, we reported that it has been awarded a sub-contract by Thales Canada. Under the sub-contract, KWESST will deliver specialized software services for work under the Canadian Department of National Defence Land C4ISR series of contracts to modernize the Canadian Army's capabilities through advanced land command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR) systems.

  On June 12, we announced that it intends to offer to sell common shares (and/or pre-funded warrants ("Pre-funded Warrants") in lieu thereof) in a best efforts United States public offering.

  On June 12, we announced the pricing of its best efforts public offering of 2,900,000 common shares at a public offering price of US$0.58 per share, for gross proceeds of approximately US$1,682,000, before deducting placement agent fees and offering expenses. All of the common shares are being offered by the Company.

  On June 14, we announced the closing of its previously announced public offering of 2,900,000 common shares at a public offering price of US$0.58 per share, less the placement agent fees. The gross proceeds from the offering, before deducting placement agent fees of $0.0435 per common share (being an aggregate of US$126,150 or 7.5% of the public offering price of the securities) and estimated offering expenses payable by the Company, were approximately US$1,682,000.

The following is a summary of major highlights that occurred after June 30, 2024:

  On August 7, the Company announced that a G7 capital city police service (the "Agency") has taken delivery of three T-SASTM systems and in conjunction has entered into an agreement (at the close of business on August 6) with the Company for a limited time free trial of KWESST LightningTM. The trial has been initially rolled out to a team within the Tactical unit of the Agency to stress-test the equipment and services provide valuable user feedback that will shape the full commercial version once released, and as part of the trial, KWESST will provide training and support to obtain maximum user engagement. During the three-month trial period, the Agency will have access to the full capability of command, communication, and critical-incident management through the KWESST LightingTM interface on all Android-based devices and leverage peer-to-peer and cloud-based secure networked tactical video streams across KWESST's secure SaaS ("Service as a Software") cloud service.

  On August 12, the Company announced that it has entered into definitive agreements for the purchase and sale of 4,715,000 common shares at a purchase price of US$0.20 per common share in a registered direct offering. The gross proceeds to the Company from the offering were approximately US$943,000 before deducting placement agent fees and other offering expenses payable by the Company. In a concurrent private placement, the Company issued unregistered warrants to purchase up to 4,715,000 common shares at an exercise price of US$0.25 per share that were immediately exercisable upon issuance and will expire five years following the date of issuance. The registered direct offering was closed on August 13, 2024.

RESULTS OF OPERATIONS

The following selected financial data has been extracted from Q3 Fiscal 2024 FS.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2024

THREE AND NINE MONTHS ENDED JUNE 30, 2024

	Three months ended June 30,		Nine months ended June 30,		Change
	2024	2023	2024	2023	%
Revenue	$329,476	$150,269	944,408	$629,005	50%
Cost of sales	(288,665)	(113,471)	(715,219)	(381,689)	87%
Gross profit	40,811	36,798	229,189	247,316	-7%
Gross margin %	12.4%	24.5%	24.3%	39.3%

Operating Expenses
General and administrative ("G&A")	1,484,509	1,802,054	4,861,998	4,446,512	9%
Selling and marketing ("S&M")	224,791	731,543	1,139,413	2,338,646	-51%
Research and development ("R&D")	516,289	457,028	1,865,614	1,026,537	82%
Total operating expenses	2,225,589	2,990,625	7,867,025	7,811,695	1%

Operating loss	(2,184,778)	(2,953,827)	(7,637,836)	(7,564,379)	1%

Other expenses
Share issuance costs	(366,931)	-	(366,931)	(1,309,545)	-72%
Net finance costs	(63,034)	(40,826)	(137,889)	(595,510)	-77%
Foreign exchange gain (loss)	(22,492)	24,332	68,413	(125,708)	-154%
Change in fair value of warrant liabilities	1,475,280	(481,704)	2,973,112	2,707,691	10%
Total other expenses, net	1,022,823	(498,198)	2,536,705	676,928	275%
Net loss	$(1,161,955)	$(3,452,025)	$(5,101,131)	$(6,887,451)	-26%
EBITDA loss (1)	$(776,947)	$(3,125,443)	$(4,000,193)	$(5,682,307)	-30%
Adjusted EBITDA loss(1)	$(1,901,288)	$(2,628,857)	$(6,491,185)	$(6,638,484)	-2%
Loss per share - basic and diluted	$(0.13)	$(0.81)	$(0.77)	$(2.04)	-62%

Weighted average common shares - basic	8,803,585	4,272,663	6,600,267	3,374,705	96%

(1) EBITDA and Adjusted EBITDA are non-IFRS measures. See "Non-IFRS Measures". See below for "Reconciliation of Non-IFRS Measure".

In the following table, we have reconciled EBITDA and Adjusted EBITDA to the most comparable IFRS financial measure.

	Three months ended June 30,		Nine months ended June 30,
	2024	2023	2024	2023

Net loss as reported under IFRS	$(1,161,955)	$(3,452,025)	$(5,101,131)	$(6,887,451)

Net finance costs	63,034	40,826	137,889	595,510
Depreciation and amortization	321,974	285,756	963,049	609,634
EBITDA loss	(776,947)	(3,125,443)	(4,000,193)	(5,682,307)
Other adjustments:
Share issuance costs	269,316	-	366,931	1,309,545
Stock-based compensation	59,131	39,214	183,602	316,261
Change in fair value of warrant liabilities	(1,475,280)	481,704	(2,973,112)	(2,707,691)
Foreign exchange loss (gain)	22,492	(24,332)	(68,413)	125,708
Adjusted EBITDA loss	$(1,901,288)	$(2,628,857)	$(6,491,185)	$(6,638,484)

Current Quarter Variance Analysis (Q3 Fiscal 2024 vs. Q3 Fiscal 2023)

For Q3 and YTD Fiscal 2024, KWESST's net loss was $1.2 million and $5.1 million, respectively. Q3 and YTD Fiscal 2024 EBITDA loss was $0.8 million and $4.0 million, respectively, a decrease of 75% and 30%, respectively over the comparable prior period mainly due to an increase in revenue and gross profits from our digitization contracts combined with a decrease in operating expenses mainly due to a reduction in consulting fees and investor relations costs over the three-month period end, and a decrease in share issuance costs over the nine-month period end. The adjustments to EBITDA loss for Q3 and YTD Fiscal 2024 included the change in fair value of derivative liabilities. Due to the lower volume of stock-based grants in the last 12 months, compared to same prior period, there is a reduction in stock-based compensation expense in the YTD Fiscal 2024 period compared to YTD Fiscal 2023. There were share issuance costs in Q3 2024 relating to two US public offerings whereas no financing activities occurred in the comparable quarter Fiscal 2023. The lower share issuance costs YTD Fiscal 2024 over the comparable prior period is mainly due to the U.S. IPO and Canadian Offering in Fiscal 2023 YTD. The decrease in net financing costs YTD Fiscal 2024 over the comparable prior period is due to the costs related to the unsecured loans in Fiscal 2023 whereas the loans were repaid, and no such costs were incurred YTD Fiscal 2024.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2024

Revenue

Total revenue increased by $0.2 million in the third quarter compared to Q3 Fiscal 2023, mainly due to an additional $0.2 million generated from our digitization business line, offset by a negligible reduction from our non-lethal business line (driven from the sale of ARWEN products).

Total revenue increased by $0.3 million in YTD Fiscal 2024 compared to YTD Fiscal 2023, mainly due to an additional $0.3 million generated from our digitization business line. At the nine-month period ended June 30, 2024, we had sales from our non-lethal business line (driven from the sale of ARWEN products) of $280K, a decrease of $21K from the comparable prior period.

We expect revenue to increase with the commercial launch of KWESST LightningTM which we expect to be early in calendar 2025, with the expected demand/future orders for the new ARWEN 40mm ammunition and PARA OPS products, as well as from the recently announced LC4ISR ("Land command, control, communications, computers, intelligence, surveillance and reconnaissance") subcontract. Management continues to work with our industry partners to determine the outlook for ramp-up on the DSEF program. The Company continues to expect no material impact to the overall potential revenue over the life of the contract.

Gross Profit

In Q3 Fiscal 2024, similar to the same period in Fiscal 2023, the gross profit was negligible. For YTD Fiscal 2024, we earned $0.2 million or gross margin of 24.3%, compared to $0.2 million or gross margin of 39.3% in the same period in 2023.

In Fiscal 2024, indirect costs associated with the ramp up of the Canadian Government contracts in Q1 resulted in lower gross margin as compared to the same period in 2023. We expect gross profit / margin to continue to increase during Fiscal 2024 from the other product lines described above as well as continued ramp up on the Canadian Government contracts.

Operating Expenses ("OPEX")

Total OPEX decreased by $0.8 million from the comparable prior period in the three months ended June 30, 2024 due to the following factors:

  S&M decreased by $0.5 million, primarily due to a decrease in investor relations costs and related sales and marketing costs ($0.4 million) in Fiscal 2024 as compared to Fiscal 2023;

  G&A decreased by $0.3 million, primarily due to a decrease in professional fees and general office expenses, offset by an increase in senior management and directors compensation due to market adjustments and additional personnel as compared to Fiscal 2023; offset by

  R&D increased by $0.1 million, primarily due to an increase in personnel costs advancing the KWESST LightningTM and BLDS projects in Fiscal 2024.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2024

Total OPEX was $7.9 million for YTD Fiscal 2024 compared to $7.8 million in YTD Fiscal 2023, an increase of $ 0.2 million over the comparable prior year due to the following factors:

  R&D increased by $0.8 million, primarily due to the fact that the LEC has reached commercial feasibility, and any associated costs are no longer being capitalized, while it was still in the development stage in Fiscal 2023 ($0.5 million), coupled with an increase in personnel costs advancing the KWESST LightningTM and BLDS projects in Fiscal 2024 ($0.7 million), offset by a reduction in consulting fees compared to the comparable prior year period ($0.3 million);

  G&A increased by $0.4 million, primarily due to the amortization of the LEC intangible in Fiscal 2024 ($0.4 million), an increase in senior management and directors compensation to be in line with market and additional personnel as compared to Fiscal 2023 ($0.3 million), offset by a reduction in consulting & professional fees compared to the comparable prior year period ($0.2 million); offset by

  S&M decreased by $1.2 million, primarily due to a decrease in investor relations costs and related sales and marketing costs ($1.0 million), and a decrease in business development costs ($0.2 million).

Other income (expenses), net

For Q3 Fiscal 2024, our total other income was $1.0 million, compared to total other expenses of $0.5 million in Q3 Fiscal 2023. This change in other income (expenses) net is mainly due to the favorable $2.0 million change in fair value of warrant liabilities as a result of the remeasurement of the warrant liabilities at June 30, 2024, driven by a decrease in the underlying common share price on June 30, 2024, offset by a $0.4 million increase in share issuance costs associated with the two US public offering financing activities in Q3 Fiscal 2024.

For YTD 2024, our total other income was $2.5 million, compared to total other income of $0.7 million for the same period 2023 resulting in an increase of $1.8 million. The change in other income (expenses) was driven mainly by:

  $0.3 million favorable change in fair value of warrant liabilities as a result of the remeasurement of the warrant liabilities at June 30, 2024, driven by a decrease in the underlying common share price on June 30, 2024. Under IFRS, we are required to remeasure the warrant liabilities at each reporting date until they are exercised or expired;

  A decrease of $0.9 million in Share Offering Costs as $1.3 million related to the U.S. IPO and Canadian Offering in Fiscal 2023, compared to $0.4 million associated with the two US public offering financing activities in April and June 2024;

  $0.5 million decrease in net finance costs is primarily due to the Fiscal 2023 recognition of the remaining unamortized accretion costs and interest expense relating to the repayment of all outstanding loans, following the closing of the U.S. IPO and Canadian Offering; and

  $0.2 million increase in foreign exchange gain due to appreciation in the U.S. currency during the period.

SUMMARY OF QUARTERLY RESULTS

The following tables summarize selected results for the eight most recent completed quarters to June 30, 2024 (unaudited):

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2024

	2024			2023				2022
($ in thousands)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	329	486	129	606	150	161	317	255
Net loss	(1,162)	(3,540)	(399)	(2,419)	(3,452)	(1,227)	(2,208)	(2,345)

Note: due to preparing the table in thousands, there may be rounding differences.

Quarterly Results Trend Analysis

There is no material change to our quarterly results trend from our disclosure in our annual MD&A dated January 17, 2024, except that we expect further volatility with our quarterly revenue during Fiscal 2024 due to uncertain magnitude and timeline of ramp up on our military government contracts as well as ramp of revenue for new Arwen products and PARA OPS. Additionally, we expect further volatility with our quarterly net loss due to the remeasurement of warrant liabilities at each reporting period, with the change in fair value recorded through P&L.

FINANCIAL CONDITION, LIQUIDITY, AND CAPITAL RESOURCES

FINANCIAL CONDITION

The following table summarizes our financial position:

	June 30,	September 30,
	2024	2023
Assets
Current	$2,670,123	$6,842,074
Non-current	4,071,537	4,916,758
Total assets	$6,741,660	$11,758,832

Liabilities
Current	$2,325,864	$6,383,635
Non-current	1,269,121	1,439,577
Total liabilities	3,594,985	7,823,212
Net assets	$3,146,675	$3,935,620

Working capital (1)	$344,259	$458,439

  (1) Working capital is calculated as current assets less current liabilities.

Our working capital was $0.3 million at June 30, 2024, a $0.1 million decrease from September 30, 2023. The decrease was primarily due to the net operating loss for YTD Fiscal 2024, offset by proceeds from two financing activities in the current quarter of Fiscal 2024. Current liabilities include warrant liabilities, a non-cash liability item (see Note 10 of the Q3 Fiscal 2024 financial statements). Excluding warrant liabilities, we would have working capital of $0.6 million. These warrant liabilities will be extinguished when the warrants are exercised or expired. If exercised, the proceeds will provide us with additional capital to fund our future working capital requirements. There is no assurance that any warrants will be exercised.

Total assets decreased by $5.0 million from September 30, 2023, mainly due to a decrease in cash of $4.2 million and a decrease in the unamortized value of non-current assets of $0.8 million.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2024

Total liabilities decreased by $4.2 million from September 30, 2023, mainly due a decrease in the warrant liabilities of $4.0 million, a $0.1 million decrease in trade payables and accrued liabilities due to the timing of payments to suppliers, and a $0.1 million decrease in existing lease obligations.

LIQUIDITY AND CAPITAL RESOURCES

Available Liquidity

Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they come due. We regularly perform cash flow forecasts to ensure that we have sufficient cash to meet our operational needs while maintaining sufficient liquidity. At this time, we do not use any derivative financial instruments to hedge our currency risk.

On December 9, 2022, we closed both the U.S. IPO and Canadian Offering pursuant to which we received aggregate gross proceeds of USD$14.1 million (or CAD$19.4 million), before underwriting and offering costs (refer to the annual MD&A dated January 17, 2024 for further details including our expected use of proceeds). On July 21, 2023, we closed the Private Placement pursuant to which we received aggregate gross proceeds of USD$5.59 million (or CAD$7.4 million), before underwriting and offering costs (refer to the annual MD&A dated January 17, 2024 for further details including our expected use of proceeds). On April 9, 2024, we closed a US Public Offering pursuant to which we received aggregate gross proceeds of USD$1.0 million (or CAD$1.4 million), before underwriting and offering costs. On June 14, 2024, we closed a US Public Offering pursuant to which we received aggregate gross proceeds of USD$1.7 million (or CAD$2.3 million), before underwriting and offering costs

At June 30, 2024, our cash position was $1.2 million, a decrease of $4.2 million since September 30, 2023 primarily due to cash used in operations of $6.9 million, offset by net proceeds of $2.6 million from two US Public Offering financing activities in April 2024 and June 2024, respectively.

As an early-stage company, we have not yet reached commercial production for most of our other products and have incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities. Our ability to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business is dependent upon closing timely additional sales orders, timely commercial launch of new products, and the ability to raise additional debt or equity financing, when required. There are various risks and uncertainties affecting our future financial position and our performance. However, we may require additional capital in the event we fail to implement our business plan, which could have a material adverse effect on our financial condition and/or financial performance. There is no assurance that we will be able to raise additional capital as they are required in the future. Potential sources of capital may include additional equity and/or debt financings. In our view, the availability of capital will be affected by, among other things, capital market conditions, the success of our PARA OPS system commercialization efforts, timing for winning new customer contracts, potential acquisitions, and other relevant considerations (see Risk Factors). In the event we raise additional funds by issuing equity securities, our existing shareholders will likely experience dilution, and any additional incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operational and financial covenants that could further restrict our operations. Any failure to raise additional funds on terms favorable to us or at all may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not being in a position to advance our commercialization strategy or take advantage of business opportunities.

Consolidated Statements of Cash Flows

The following table summarizes our consolidated statements of cash flows for the respective periods:

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2024

	Nine months ended June 30,
	2024	2023
Cash inflows (outflows) by activity:
Operating activities	$(6,876,278)	$(11,346,319)
Investing activities	(95,285)	(990,463)
Financing activities	2,743,433	13,925,926
Net cash inflows (outflows)	$(4,228,130)	$1,589,143
Cash, beginning of period	5,407,009	170,545
Cash, end of period	$1,178,879	$1,759,688

Cash used by operating activities

Cash flow used in operating activities decreased by $4.5 million to $6.9 million for the nine months ended June 30, 2024 primarily due to payments on overdue payables as well as unpaid voluntary deferred wages, consulting fees, and bonuses in Fiscal 2023 after the close of the U.S. IPO and Canadian Offering in December 2022, coupled with significant prepaid expenses during the nine months ended June 30, 2023 including retention bonus for our head of PARA OPS (refundable in the event he voluntarily terminates prior to a specified date as set by us), compared to regular operating activities in Fiscal 2024, with no significant transactions.

Cash used by investing activities

Cash flow used in investing activities decreased by $0.9 million to $0.1 million for the nine months ended June 30, 2024 mainly due to the Fiscal 2023 additional investment in the product development of our PARA OPS, coupled with additional low-rate initial production equipment for PARA OPS, whereas there were no significant investments in equipment in Fiscal 2024.

Cash (used) provided by financing activities

Cash flow used by financing activities was less than $2.8 million for the nine months ended June 30, 2024 mainly from the net proceeds received from two US Public Offering financing activities in Fiscal 2024, compared to cash flow provided by financing activities of $13.9 million in Fiscal 2023 primarily due to net proceeds generated from the U.S. IPO and Canadian Offering, partially offset by repayment of all outstanding borrowings during the Fiscal 2023 period to date.

Capital Resources

Our objective in managing our capital is to safeguard our ability to continue as a going concern and to sustain future development of the business. Our senior management is responsible for managing the capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support its growth strategy. Our Board of Directors is responsible for overseeing this process. From time to time, we could issue new common shares or debt to maintain or adjust our capital structure. We are not subject to any externally imposed capital requirements.

Our primary sources of capital to date have been borrowings, security offerings, exercise of stock options and warrants, and, to a lesser extent, pre-commercial revenue.  The following is a breakdown of our capital:

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2024

	June 30,	September 30,
	2024	2023
Debt:
Lease obligations	$342,220	$429,523
Warrant liabilities	288,851	4,335,673

Equity:
Share capital	37,420,394	33,379,110
Warrants	1,127,861	1,042,657
Contributed surplus	4,972,594	4,769,115
Accumulated other comprehensive loss	(57,444)	(39,663)
Accumulated deficit	(40,316,730)	(35,215,599)
Total capital	$3,777,746	$8,700,816

Contractual Obligations and Commitments

At June 30, 2024, our contractual obligations and commitments were as follows:

					5 years and
Payment due:	Total	Within 1 Year	1 to 3 years	3 to 5 years	beyond
Minimum royalty commitments	$2,200,000	$200,000	$450,000	$550,000	$1,000,000
Accounts payable and accrued liabilities	1,582,679	1,582,679	-	-	-
Lease obligations	413,505	206,341	207,164	-	-
Total contractual obligations	$4,196,184	$1,989,020	$657,164	$550,000	$1,000,000

Shares Outstanding

At June 30, 2024, our authorized capital consists of an unlimited number of Common Shares with no stated par value.

The following table shows the outstanding Common Shares and dilutive securities at June 30, 2024:

	June 30, 2024(1)	Average price (CAD $)	Proceeds if Exercised
Common shares	11,076,742
Founders' warrants	-	$-	$-
Warrants	21,429	$0.61	$13,072
Pre-funded warrants	151,734	$0.01	$1,517
Warrant liabilities	4,824,727	$5.82	$28,079,911
Over-allotment warrants	375,000	$6.84	$2,565,000
U.S. Underwriter warrants	480,512	$3.34	$1,604,910
Stock options	389,907	$2.72	$1,060,480
Restricted stock units (RSUs)	1,071	$-	$-
Agents' compensation options:
Common shares	50,848	$5.65	$287,291
Warrants	50,848	$6.84	$347,800

Total common shares and dilutive securities	17,422,818		$33,959,981

(1) Represents the number of shares to be issued upon exercise.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2024

U.S. IPO and Canadian Offering

On December 9, 2022, we closed an underwritten U.S. public offering (the "U.S. IPO") and an underwritten Canadian offering (the "Canadian Offering"). In the U.S. IPO, we sold 2.5 million units at a public offering price of US$4.13 per unit (the "Unit"), consisting of one share of common stock and one warrant to purchase one share of common stock ("Warrant"). The Warrants have a per share exercise price of US$5.00, can be exercised immediately, and expire five years from the date of issuance. In connection with the closing of the U.S. IPO, the underwriter partially exercised its over-allotment option to purchase an additional 199,000 pre-funded common share purchase warrants and 375,000 warrants to purchase Common Shares. All these warrants will expire on December 8, 2027.

In the Canadian Offering, we sold 726,392 units, each consisting of one Common Share and one warrant to purchase one Common Share, at a price to the public of US$4.13 per unit. The warrants will have a per Common Share exercise price of US$5.00, are exercisable immediately and expire five years from the date of issuance.

The closing of the U.S. IPO and Canadian Offering resulted in aggregate gross proceeds of US$14.1 million (CAD $19.4 million).  After underwriting discounts and offering expenses, the net proceeds were US$11.2 million (CAD $15.2 million).  See Note 11(a) of Q3 Fiscal 2024 FS for further details.

For the estimated use of proceeds from the U.S. IPO and Canadian Offering, refer to our annual MD&A for Fiscal 2023 dated January 17, 2024.

Shares for Debt Settlement - December 2022

On December 13, 2022, we issued 56,141 Units to settle $12,000 of the March 2022 loans and USD$223,321 of the August 2022 loans, including unpaid accrued interest and 10% premium at maturity.  See Note 11(a) of the Q3 Fiscal 2024 financial statements for further details.

Private Placement - July 2023

On July 21, 2023, we closed a brokered private placement, resulting in the issuance of 1,542,194 common shares of KWESST, for aggregate gross proceeds of USD$5,588,397 (approximately CAD$7.4M) (the "July 2023 Offering").

As a part of the July 2023 Offering, the Company issued 1,542,194 common shares at a price of US$2.26 (CAD$2.98) per common share (each a "Common Share") and 930,548 pre-funded warrants at a price of US$2.259 (CAD$2.979) per pre-funded warrant (each a "Pre-funded Warrant"), with each Common Share and Pre-funded Warrant being bundled with one common share purchase warrant of the Company (each a "Common Warrant"). Each Pre-Funded Warrant entitles the holder to acquire one Common Share at an exercise price of US$0.001 per Common Share, and each Common Warrant is immediately exercisable and entitles the holder to acquire one Common Share at an exercise price of US$2.66 (CAD$3.50) per Common Share for a period of 60 months following the closing of the July 2023 Offering. Although the Common Shares and Pre-funded Warrants are each bundled with a Common Warrant, each security is issued separately. See Note 11(a) of Q3 Fiscal 2024 FS for further details.

Shares for Debt Settlement - January 2024

On January 10, 2024, we issued 46,709 common shares in a settlement of debt in an amount of approximately $97,615. See Note 11(a) of the Q3 Fiscal 2024 financial statements for further details.

US Public Offering - April 2024

On April 9, 2024, we closed a brokered US public offering, resulting in the issuance of 735,000 common shares of KWESST, for aggregate gross proceeds of USD$1,000,025 (approximately CAD$1.4M) (the "April 2024 Public Offering"). See Note 11(a) of the Q3 Fiscal 2024 financial statements for further details.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2024

US Public Offering - June 2024

On June 14, 2024, we closed a brokered US public offering, resulting in the issuance of 2,900,000 common shares of KWESST, for aggregate gross proceeds of approximately USD$1,682,000 (approximately CAD$2.3M) (the "June 2024 Public Offering"). See Note 11(a) of the Q3 Fiscal 2024 financial statements for further details.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources.

RELATED PARTY TRANSACTIONS

Refer to Note 8 of the Q3 Fiscal 2024 financial statements for disclosure about KWESST's related party transactions conducted in the normal course of business.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

We recognize financial assets and liabilities when we become party to the contractual provisions of the instrument. On initial recognition, financial assets and liabilities are measured at fair value plus transaction costs directly attributable to the financial assets and liabilities, except for financial assets or liabilities at fair value through profit and loss, whereby the transactions costs are expensed as incurred.

Refer to Note 15 of the Q3 Fiscal 2024 financial statements for further disclosure our financial instruments.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Refer to Note 2(f) of the Fiscal 2023 audited consolidated financial statements for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

OUTSTANDING SHARE INFORMATION

At June 30, 2024, KWESST's authorized capital consists of an unlimited number of common shares with no stated par value. There were 11,076,742 outstanding and issued common shares as at June 30, 2024.

SUBSEQUENT EVENTS

On August 7, 2024, the Company announced that a G7 capital city police service (the "Agency") has taken delivery of three T-SASTM systems and in conjunction has entered into an agreement (at the close of business on August 6) with the Company for a limited time free trial of KWESST LightningTM. The trial has been initially rolled out to a team within the Tactical unit of the Agency to stress-test the equipment and services provide valuable user feedback that will shape the full commercial version once released, and as part of the trial, KWESST will provide training and support to obtain maximum user engagement. During the three-month trial period, the Agency will have access to the full capability of command, communication, and critical-incident management through the KWESST LightingTM interface on all Android-based devices and leverage peer-to-peer and cloud-based secure networked tactical video streams across KWESST's secure SaaS ("Service as a Software") cloud service.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2024

On August 12, 2024, the Company announced that it has entered into definitive agreements for the purchase and sale of 4,715,000 common shares at a purchase price of US$0.20 per common share in a registered direct offering. The gross proceeds to the Company from the offering were approximately US$943,000 before deducting placement agent fees and other offering expenses payable by the Company. In a concurrent private placement, the Company issued unregistered warrants to purchase up to 4,715,000 common shares at an exercise price of US$0.25 per share that were immediately exercisable upon issuance and will expire five years following the date of issuance. In connection with the closing, the Company will pay a cash fee equal to 7.5% of the aggregate gross proceeds raised the placement agent as well as issue warrants to purchase up to an aggregate of 353,625 common shares (equal to 7.5% of common shares issued) at an exercise price of $0.25 per share, which warrants are exercisable upon issuance and have a termination date of August 9, 2029. The registered direct offering was closed on August 13, 2024.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

As required by National Instrument 52-109 Certification of Disclosure in Issuers Annual and Interim Filings and Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, we have evaluated, under the supervision and with the participation of our management, including out Chief Executive Officer and Chief Financial Officer, the design of our disclosure controls and procedures ("DC&P") (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) as of the end of the quarter.  These DC&P are designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis.

Based upon the evaluation, our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have concluded that our disclosure controls and procedures were not effective as of June 30, 2024 at the reasonable assurance level due to the material weaknesses described below under "Management's Assessment on Internal controls over Financial Reporting". As a result of the material weaknesses identified, we performed additional analysis and other post-closing procedures. Notwithstanding these material weaknesses, management has concluded that the condensed consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2024 in conformance with IFRS.

Management's Assessment on Internal Controls over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings and as required by Rule 13a-15(f) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR"), The Company's management, including the CEO and CFO, and designed ICFR based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Internal Controls over Financial Reporting ("ICFR")

ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. ICFR has inherent limitations. ICFR is a process that involves human diligence and compliance and is subject to lapses in judgement and breakdowns resulting from human failures. ICFR also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by ICFR. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

As at June 30, 2024, management assessed the design of our ICFR and concluded that our ICFR includes material weaknesses, described below.  These material weaknesses create a reasonable possibility that material misstatements in interim or annual financial statements would not be prevented or detected on a timely basis. To compensate for this material weakness, management continues to perform additional account reconciliations and other analytical and substantive procedures to ensure reliable financial reporting and the preparation of financial statements in accordance with IFRS. The material weakness will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2024

Management, under the supervision, and with the participation, of our CEO and CFO and oversight of the Board of Directors, evaluated the effectiveness of our ICFR as at September 30, 2023 and evaluated the design at June 30, 2024 against the COSO Framework. Based on these evaluations, Management concluded that material weaknesses existed as of June 30, 2024, as described below, and due to these material weaknesses, ICFR is not effective as of June 30, 2024.

Ineffective control environment: The Company did not have an effective control environment due to the lack of a sufficient complement of fully trained personnel in financial reporting, accounting and IT with assigned responsibility and accountability related to ICFR. This material weakness contributed to the other material weaknesses below.

Spreadsheet Controls: The Company did not implement and maintain effective controls surrounding certain spreadsheets. Spreadsheets are inherently prone to error due to the manual nature, which increases the risk of human error. The Company's controls related to complex spreadsheets did not address all identified risks associated with manual data entry, review of inputs into management assumptions and estimates, completeness of data entry, and the accuracy of mathematical formulas, impacting complex spreadsheets used in revenue, inventory, impairment and financial closing processes.

IT General Controls: The Company had an aggregation of deficiencies within its IT general controls across multiple systems, including deficiencies related to segregation of duties, user access and change management. As a result, the Company concluded that its process-level automated and manual controls in the areas of journal entries and financial reporting that are dependent on IT general controls, information, and data derived from affected IT systems were also ineffective because they could have been adversely impacted.

Management Review Controls: The Company did not consistently have documented evidence of management review controls and did not always maintain segregation of duties between preparing and reviewing analyses and reconciliations with respect to revenue, inventory, purchasing, and financial closing.

Changes to Internal Controls over Financial Reporting

In fiscal 2023 and Q3 2024 to date, the Company underwent a series of changes that materially affected areas reasonably likely to continue to materially affect the Company's internal controls over financial reporting ("ICFR"). Management has continued efforts to develop and enhance the performance of ICFR. The addition of additional qualified finance and HR staff as well as the appointment of its CFO and CEO who are both experienced and qualified CPAs, will have a positive effect on the Company's ability to remediate its internal control deficiencies.

Remediation Plan

Late in the second half of fiscal year 2023, and subsequent to the fiscal year-end 2023, the Company strengthened its ability to remediate the above noted material weaknesses with the addition of:

- Additional qualified finance and HR staff;

- Addition of qualified CPAs in both the CFO and CEO roles;

- Engagement of an external IT consultant and reorganizing accountability for IT general controls within the Company's management team with a qualified internal leader.

These measures have made improvements to the deficiencies that aggregate to form the material weaknesses identified above. Management, with oversight from the Audit Committee will continue to implement remediation measures related to the identified material weaknesses with a focus on enhancing business processes and controls as the Company continues to mature. Management will additionally:

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KWESST MICRO SYSTEMS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2024

- Review its IT strategy and investigating ways to improve key software applications.

- Review key business processes and controls to determine where further system reliance can potentially mitigate the use of complex spreadsheets, improve segregation of duties, and reduce reliance on manual management review controls.

- Improve control tools and templates to aide with the sufficient and consistent documentation of review controls and procedures.

We believe these measures, and others that may be implemented, will remediate the material weaknesses in ICFR described above.

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